UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the plan and address of its principal executive office:

A. T. CROSS COMPANY ONE ALBION ROAD LINCOLN, RHODE ISLAND 02865

Financial Statements of the Plan:

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2007 and 2006, Supplemental
Schedule as of December 31, 2007, and
Report of Independent Registered Public
Accounting Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:
Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Stowe & Degon

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Plan Committee, Participants and Trustees

of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and loans or fixed asset obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ STOWE & DEGON
June 9, 2008

95A TURNPIKE ROAD * WESTBOROUGH, MASSACHUSETTS 01581
TELEHONE (508) 983-6700 * FAX (508) 983-6701
20 MAIN STREET, SUITE 2C * LEOMINSTER, MASSACHUSETTS 01453
TELEPHONE (978) 537-0025 * FAX (866) 636-2533
A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments:
A.T. Cross Company common stock	$ 954,673	$ 814,004
Mutual funds	28,600,406	32,494,505
Common/collective trusts	14,361,212	14,223,678
Participant loans	534,483	815,882

Total investments	44,450,774	48,348,069

Employer contributions receivable	468,740	573,470

Total assets	44,919,514	48,921,539

LIABILITIES - Fees payable	1,796	1,824

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	44,917,718	48,919,715

Adjustment from fair value to contract value for fully benefit-responsive	67,740	144,580
investment contracts

NET ASSETS AVAILABLE FOR BENEFITS	$ 44,985,458	$ 49,064,295

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (1,468,773)	$ 2,377,165
Interest and dividend income	3,676,617	2,472,636

Total investment income	2,207,844	4,849,801

Contributions:
Participants	1,358,479	1,599,941
Employer	1,070,378	1,206,605

Total contributions	2,428,857	2,806,546

Total additions	4,636,701	7,656,347

DEDUCTIONS:
Administrative expenses	21,849	22,553
Benefits paid to participants	8,693,689	5,804,907

Total deductions	8,715,538	5,827,460

NET INCREASE (DECREASE)	(4,078,837)	1,828,887

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	49,064,295	47,235,408

End of year	$ 44,985,458	$ 49,064,295

See notes to financial statements

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee of three people appointed by the Company (the "Employee Benefits Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee of the Plan - Bank of America is the trustee of the Plan. As trustee, Bank of America holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter immediately following their date of hire.

Contributions - Upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent through 25 percent of his or her annual salary.

The Company makes matching contributions to the Plan in an amount equal to 100 percent of each participant's contribution of 2 percent or less of the participant's salary, and 50 percent of each participant's contribution in excess of 2 percent and up to a maximum of 6 percent of the participant's salary.

The Plan also allows for profit-sharing contributions at the discretion of the Board of Directors. A participant must complete 1 year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2007 and 2006.

The Plan was amended in 2006 to provide for employer-provided qualified non-elective contributions (QNEC). Under the amendment the Company is required to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan and who is employed as of the last day of the Plan year, representing 2 percent of compensation paid to each eligible employee during the plan year. This contribution amounted to $355,331 and $407,645 for 2007 and 2006, respectively, and was remitted to the Plan in 2008 and 2007, respectively. The amendment also requires the Company to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan, who is employed as of the last day of the Plan year, and who has attained the age of 55 as of May 20, 2006, representing between 1 percent and 8 percent of the compensation paid to each eligible employee during the Plan year, for each of the years 2006 through 2008. This contribution totaled $113,409 and $165,825 for 2007 and 2006, respectively, and was remitted to the Plan in 2008 and 2007, respectively. The total of these two contributions is recorded as a receivable in the statement of net assets available for benefits as of December 31, 2007 and 2006.

Contributions are subject to certain Internal Revenue Code (the "Code") limitations.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary profit-sharing contributions, (2) Company qualified non-elective contributions, and (3) Plan earnings and losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions and qualified non-elective contributions are based on the participant's eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and Company matching and discretionary profit-sharing contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a common/collective trust and Company common stock as investment options for participants.

Participant Loans - Participants may borrow from their fund accounts from a minimum of $1,000 up to 50 percent of their vested account balances up to a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any time. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates as determined by the Plan administrator.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code. Additionally, participants that are active status may take a normal retirement in-service distribution at age 65 in an amount up to 100% of the vested account balance.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary profit-sharing contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company's matching and discretionary profit-sharing contributions, the non-vested portion of the Company's matching and discretionary profit-sharing contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts - Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. For the year ended December 31, 2007, forfeitures of $34,833 were used to reduce matching contributions made by the Company. For the year ended December 31, 2006, no forfeitures were used to reduce matching contributions made by the Company.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant can elect to receive a lump-sum distribution equal to the vested interest in his or her account, or, alternatively, to have the Plan establish a monthly payment schedule to distribute the benefits in substantially equal installments to the participant over a period of time.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Benefits - Benefits to participants are recorded when paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition - The Plan invests in A.T. Cross Company's common stock, common/collective trusts and various mutual funds. The Plan's investments are stated at fair value. A.T. Cross Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts generally are valued at the redemption value established by the trustee, which is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported as net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that, such changes could materially affect the amounts reported in the financial statements.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan, including those held in a common/collective trust, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.
4.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	INVESTMENTS

During 2007 and 2006, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2007	2006

A.T. Cross Company Common Stock	$ 249,302	$ 474,037

Mutual funds:
American Funds AMCAP Fund - Class A	67,616	202,271
Columbia Acorn Fund - Class Z	61,113	242,342
Columbia Large Cap Index Fund	22,529	86,576
Columbia Core Bond Fund - Class Z	(24,861)	(18,502)
Delaware Diversified Income	(24,105)	-
Fidelity Advisor Freedom Income	31	483
Fidelity Advisor Freedom 2010	20,780	24,764
Fidelity Advisor Freedom 2020	6,179	50,248
Fidelity Advisor Freedom 2030	11,569	13,577
Fidelity Advisor Freedom 2040	29,893	7,504
Goldman Sachs Mid Cap Value Fund	(109,397)	201,937
Oppenheimer Quest Balanced Fund - Class A	(1,353,326)	486,982
Oppenheimer Value - A	(199,717)	-
Putnam International Equity Fund - Class A	(299,963)	444,617
Putnam Vista Fund	-	8,189
Rainer Small/Mid Cap Equity Fund	20,442	(3,816)
Royce value Plus-Service	(15,679)	-
T Rowe Price Equity Income Fund	68,821	155,956

Net (depreciation) appreciation	$ (1,468,773)	$ 2,377,165

Investments that represented five percent or more of the Plan's net assets available for benefits at December 31 are as follows:

	2007	2006

Fleet Stable Asset Fund	$ 14,428,952	$ 14,368,258
American Funds AMCAP Fund - Class A	4,735,472	5,021,721
Columbia Acorn Fund - Class Z	4,803,124	5,490,352
Columbia Core Bond Fund - Class Z	-	2,475,944
Oppenheimer Quest Balanced Fund - Class A	7,937,077	9,640,280
Putnam International Equity Fund - Class A	2,902,309	3,082,288

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments include shares of mutual funds and common/collective trusts managed by Bank of America, the trustee. The transactions involved in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $21,849 and $22,553 in 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held 92,611 and 103,637 units, respectively, of common stock of the Company, with a cost basis of $548,318 and $600,252, respectively.
7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.	COMMON/COLLECTIVE TRUSTS

Participants may elect to invest in the Stable Asset Fund for Employee Benefit Plans, a common trust fund managed by Bank of America, N.A., which includes fully benefit responsive investment contracts in its investment holdings. The fair value of this asset was $14,361,212 and $14,223,678 at December 31, 2007 and 2006, respectively. The contract value of this asset was $14,428,952 and $14,368,258 at December 31, 2007 and 2006, respectively. See disclosure requirements in Note 2.

******

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN: 05-0126220
PLAN: 002

FORM 5500 - SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(c)	Description of Investment,
(b)	Identity of Issue,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,	(e)	Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	$ 954,673
*	Bank of America	Fleet Stable Asset Fund	14,428,952
American Funds	AMCAP Fund Inc CLA	4,735,472
Columbia	Columbia Acorn Fund - Class Z	4,803,124
Columbia	Columbia Large Cap Index - Class Z	591,298
Delaware	Delaware Diversified Inc	2,182,077
Fidelity	Fidelity Advisor Freedom Income	9,046
Fidelity	Fidelity Advisor Freedom 2010	397,447
Fidelity	Fidelity Advisor Freedom 2020	814,979
Fidelity	Fidelity Advisor Freedom 2030	202,491
Fidelity	Fidelity Advisor Freedom 2040	134,315
Oppemheimer	Oppemheimer Quest Balanced Fund A	7,937,077
Oppenheimer	Oppenheimer Value - A	1,195,179
Putnam	International Equity Fund - Class A	2,902,309
Rainier	Rainier Small/Mid Cap Equity Fund	809,240
Royce	Royce Value Plus - Service	175,535
Goldman Sachs	Mid Cap Value Fund	1,710,817

*	Plan participants	Loans to participants with interest rates ranging from 5.0% to 9.25%, due in various installments through December 2013

534,483

TOTAL INVESTMENTS	$ 44,518,514

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

Exhibits:

Exhibit 23	Consent of Stowe & Degon to the incorporation by reference of the Plan's financial statements into Registration Statement No. 333-42915 on Form S-8.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Date:	June 25, 2008	By:	Bank of America, Trustee

		By:	/s/JAMES F. FLEMING

			Title:	Vice President